OpenSeed, LLC. (the "Company") a Florida Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
OpenSeed, LLC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 31, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	48,563	5,984
Total Current Assets	48,563	5,984
Non-current Assets		
Computers, net of Accumulated Depreciation	1,893	1,893
Total Non-Current Assets	1,893	1,893
TOTAL ASSETS	50,456	7,876
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	20,809	61,727
Customer Deposits	99,460	33,000
Notes Payable	7,447	17,500
Total Current Liabilities	127,716	112,227
Long-term Liabilities		
Notes Payable	34,500	34,500
Notes Payable - Related Party	10,000	-
Total Long-Term Liabilities	44,500	34,500
TOTAL LIABILITIES	172,216	146,727
EQUITY		
Member's Equity	(27,223)	(58,800)
Accumulated Deficit	(94,537)	(80,050)
Total Equity	(121,760)	(138,850)
TOTAL LIABILITIES AND EQUITY	50,456	7,876

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	3,262	7,180
General and Administrative	19,443	33,682
Rent and Lease	135	881
Research and Development	11,615	45,188
Total Operating Expenses	34,455	86,932
Operating Income (loss)	(34,455)	(86,932)
Other Income		
Other	23,367	1,000
Total Other Income	23,367	1,000
Interest Expense	3,398	2,917
Other	-	25
Total Other Expense	3,398	2,942
Provision for Income Tax	-	-
Net Income (loss)	(14,486)	(88,874)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(14,486)	(88,874)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	(40,918)	36,828
Customer Deposits	66,460	-
Other		6,300
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	25,542	43,128
Net Cash provided by (used in) Operating Activities	11,056	(45,746)
INVESTING ACTIVITIES		
Computer		(1,893)
Net Cash provided by (used by) Investing Activities	-	(1,893)
FINANCING ACTIVITIES		
Notes Payable	(10,053)	52,000
Notes Payable - Related Party	10,000	-
Member's Equity	31,577	(15,500)
Net Cash provided by (used in) Financing Activities	31,524	36,500
Cash at the beginning of period	5,984	17,123
Net Cash increase (decrease) for period	42,580	(11,139)
Cash at end of period	48,564	5,984

Statement of Changes in Member Equity

	Member Capital					
	Class A Interests	Class B Interests	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2020	85,500	14,500	(43,300)	-	8,824	(34,476)
Capital Contributions	-	-	14,900	-	-	14,900
Capital Distributions	-	-	(30,400)	-	-	(30,400)
Net Income (Loss)	-	-	-	-	(88,874)	(88,874)
Ending Balance 12/31/2020	85,500	14,500	(58,800)	-	(80,050)	(138,850)
Capital Contributions	-	-	44,710	-	-	44,710
Capital Distributions	-	-	(13,133)	-	-	(13,133)
Net Income (Loss)	-	-	-	-	(14,486)	(14,486)
Ending Balance 12/31/2021	85,500	14,500	(27,223)	-	(94,537)	(121,760)

OpenSeed, LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

OpenSeed, LLC ("the Company") was formed in Florida on July 17, 2018. The Company plans to earn revenue selling meditation pods and meditation content. The Company's headquarters is in Miami, FL.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. The Company records customer deposits (50% due upon submitting PO) as liability in the balance sheet. The company will make revenue by selling meditation pods. Customers make an initial deposit of 50% upon placing a PO and the remainder is paid upon delivery. So far, the company has not delivered any products against those deposits.

Other Income

Other Income for the year 2021 primarily consists of grant income related to a Payment Protection Program (PPP) loan.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

There is not a viable market for the Company's equity units to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair

value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's equity units issued as compensation:

	Class A	Class B	Total Shares	Weighted Average Fair Value
Total shares issued, January 1, 2020	-	88,050	88,050	-
Granted	5,000	200	5,200	-
Total shares issued, December 31, 2020	5,000	88,250	93,250	-
Granted		6,750	6,750	-
Total shares issued, December 31, 2021	5,000	95,000	100,000	-

	Class A	Class B	Total Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2020			-	
Granted	5,000	200	5,200	-
Vested		(67)	(67)	-
Forfeited	-	-		-
Nonvested shares, December 31, 2020	5,000	133	5,133	-
Granted		6,750	6,750	-
Vested		(764)	(764)	-
Forfeited		(133)	(133)	-
Nonvested shares, December 31, 2021	5,000	5,986	10,986	-

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A minority member provided engineering consulting services in 2020 for which they were paid $4,750.

On April 26th, 2021, the Company received a $10,000 loan from the CEO's brother. The loan is non-interest bearing and due on December 31st, 2022. The loan is $10,000 as of December 31, 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

See Note 3 for related party loan.

Loans - In May 2020, the company received a $17,500 loan from the Payment Protection Program (PPP) with an interest rate of 0.98% per Annum and a maturity date of 24 months. In 2021, the Company was forgiven $9,250 of this amount and the Maturity date extended to 5 years. The company makes a fixed monthly payment of $185.

In June 18, 2020, the company received a $34,500 loan from the Small Business Act (SBA) with an interest rate of 3.75% per Annum and a maturity date of 30 years. Monthly payments of $169 will begin in December 18, 2022.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$12,389
2023	$4,248
2024	$4,248
2025	$2,815
2026	$2,028
Thereafter	$26,219

NOTE 6 – EQUITY

The Company has authorized 100,000 membership interests with 85,500 Class A interests 14,500 Class B interests.

Class A interest entitle the holder to one vote, while the Class B interest do not entitle the holder to a vote.

See Note 7 – Subsequent Events for information related to the issuance of an additional unit class.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 31, 2022, the date these financial statements were available to be issued.

In March of 2022, the Company entered into an agreement with various vendors for which they converted a total of $58,650 worth of Accounts Payable into 1,971.25 Class B units

In May of 2022, the Company amended and restated their operating agreement. Within the agreement, the Company created an additional class of membership units called Seed Preferred Membership Units. There are 17,500 Seed Preferred Membership Units reserved for Seed Preferred Members. The Seed Preferred Membership Units entitle the holder to one vote.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.